EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER COMMON SHARE

FIRST GUARANTY BANCSHARES, INC.

Net income per share has been computed by dividing net income reduced by the weighted average number of shares outstanding for each year presented. Shares of the Company’s common stock, both $1 par and $5 par have the same privileges, restrictions, and rights, including voting and dividend rights.